AGREEMENT REGARDING COMPENSATION FOR SERVICES

         THIS AGREEMENT (the "Agreement") is made this 4th day of September, 2001, by and between Richard D. Surber, ("Surber"), an individual whose office is located at 268 West 400 South, Suite 300, Salt Lake City, Utah 84101 and Learner's World, Inc., a Florida corporation whose address is 369 Avenue U, Brooklyn, New York 11223 (the "Company").

         WHEREAS, Surber has performed valuable legal and non-legal services ("services") for and on behalf of the Company, which services were not be in connection with the offer or sale of securities in a capital-raising transaction, nor were they for services which directly or indirectly promoted or maintained a market for the Company's securities; and

         WHEREAS, the aforesaid services to Company were provided with respect to projects related to ongoing corporate business filings with the United States Securities and Exchange Commission ("SEC") and other day-to-day corporate activities; and

         WHEREAS, Surber and his agents have also expended time and effort to assist the Company in keeping its SEC filings current; and

         WHEREAS, the Company has paid for certain of the services previously rendered by issuing shares of stock of the Company to Surber, coupled with assurances to Surber that he would be able to sell the shares and recoup the fees owed for services; and

         WHEREAS, the market price of the Company's shares has declined substantially over the past year, precluding Surber from realizing payment of the fees owed for services rendered to the Company; and

         WHEREAS, Surber has been unable to recoup sufficient funds upon sale of shares to realize the payment of fees for which the shares were issued; and

         WHEREAS, Surber has rendered additional services for which he has not yet been paid; and

         WHEREAS, negotiations have been ongoing between Surber and the Company regarding the payment to Surber of the amounts which he claims are owed to him by the Company; and

         WHEREAS, Surber claims entitlement to compensation in an amount in excess of $50,000; and

         WHEREAS, the Company desires to fairly compensate Surber for his services which were of great value to the Company; and

         WHEREAS, the Company desires to enter into an agreement to comprise and settle the amounts owed to Surber by the Company.

         NOW THEREFORE, in consideration of the mutual promises of the parties hereto and other

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goods and valuable consideration, the adequacy and sufficiency of which is hereby admitted, the parties hereto agree as follows:

1.       Fees

         The Company agrees that the shares of stock previously issued to Surber are inadequate to compensate him for the work for which the shares were originally issued. The Company further agrees that it has not paid Surber for his time expended subsequent to the issuance of such shares and for work not covered by the issuance of the said shares. Therefore the Company has agreed to pay fees to Surber pursuant to the terms of this agreement, which fees are based upon the reasonable value of Surber's services as determined by negotiation and agreement between the parties. The parties specifically represent that the services rendered by Surber, for which payment is being made under this Agreement, were not rendered in connection with the odder or sale of securities in a capital-raising transaction or to directly or indirectly promote or maintain a market for the Company's securities.

         Surber's rate is normally Three Hundred Dollars ($300) per hour. However, Company and Surber have agreed on a fixed flat fee to be paid by the Company as a compromise of Surber's claims for all work performed by Surber through August 31, 2001.

         The flat fee to be paid by the Company to Surber for his past services shall be a cash payment of Fifty Thousand Dollars ($50,000).

2.       Payment

         Company agrees to make the $50,000 cash payment within thirty days, or immediately upon closing of any reverse merger or transfer of control of the Company to any person(s).

         The parties agree that in lieu of a cash payment, the Company may issue to Surber sufficient free-trading shares of the Company's common stock, registered under an S-8 Registration Statement to allow Surber, upon immediate sale of the shares, to realize payment of the $50,000 payable to him under the terms of this agreement.

         The Company agrees that any shares issued to Surber pursuant to this Agreement will be registered with the Securities and Exchange Commission under a Form S-8 or other applicable registration statement, and it shall cause such registration statement to remain effective at all time while Attorney holds such shares.

3.       Miscellaneous

         This Agreement has been entered into in and shall be governed by and construed in accordance with the laws of the State of Utah, and sets forth the entire agreement between the parties for the resolution of claims relating to services performed by Surber for the Company through August 31, 2001. All prior agreements or understandings of the parties have been and are merged herein. This Agreement can be amended or modified only in

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         writing. Each party signing below is jointly and severally responsible for all obligations due to Surber and represents that each has full authority to execute this Agreement so that it is binding. This Agreement may be signed in one or more counterparts and binds each party signing it whether or not any other proposed signatory ever executes it. If any provision of this Agreement or the application thereof is held invalid or enforceable, the invalidity or unenforceable shall not effect other provisions or applications, and to this end the provisions of this Agreement are declared to be serverable. The failure to insist upon strict compliance with any of the terms, covenants or conditions of the Agreement shall not be deemed a waiver or relinquishment of such right or power at any other time or times.

4.       Enforcement of Agreement

         The parties agree that any suit to enforce the provisions of this Agreement shall be brought in the Third Judicial District Court of Salt Lake City, State of Utah, and the parties consent to personal jurisdiction in said court and agree that venue for any suit to enforce the provisions of this Agreement shall be in Salt Lake County, State of Utah. The prevailing party in any such suit shall be entitled to recover all costs of suit, including attorney's fees and expert witness fees.

5.       Counterparts

         The Agreement may be executed in duplicate facsimile counterparts, each of which shall be deemed an original and together shall constitute one and the same binding Agreement, with one counterpart being delivered to each party hereto.

         IN WITNESS WHEREOF, the parties hereto have set their hands and seals as of the day and date first above written.

                                               Learner's World, Inc.



Dated this 6 day of September, 2001            By: /s/ Sal Casaccio
                                               -------------------------------
                                                       Sal Casaccio, President


Dated this 6th day of September, 2001              /s/ Richard Surber
                                               -------------------------------
                                                       Richard D. Surber